EXHIBIT 3.1

FOURTH AMENDMENT TO BYLAWS

OF

GLADSTONE CAPITAL CORPORATION

The following Amendment is hereby made to the Bylaws (the “Bylaws”) of Gladstone Capital Corporation, a Maryland corporation (the “Corporation”), as of November 29, 2016:

Article II, Section 9(a) is hereby deleted in its entirety and replaced with the following:

Section 9. Voting.

(a) A majority of the votes cast at a meeting of stockholders, duly called and at which a quorum is present, shall be sufficient to take or authorize action upon any matter which may properly come before the meeting, unless more than a majority of the votes cast is required by law, these Bylaws or by the Articles of Incorporation. Notwithstanding the foregoing, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director, except as provided in Article III, Section 15.

Article III, Section 13(a) is hereby deleted in its entirety and replaced with the following:

Section 13. Number and Term.

(a) The number of directors of the Corporation shall be fixed exclusively by resolutions adopted by the Board of Directors. The composition of the board of directors must satisfy the independence standards of the NASDAQ Stock Market (or such other securities market on which the Corporation’s securities are listed for trading) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). A majority of the entire Board of Directors may, at any time and from time to time, increase or decrease the number of directors of the Corporation as set forth in the Articles of Incorporation or these Bylaws; provided, however, that the number of directors shall not be increased by fifty percent (50%) or more in any twelve (12) month period without the approval of two-thirds (2/3rds) of the members of the Board of Directors then in office. The tenure of office of a director shall not be affected by any decrease in the number of directors so made by the Board of Directors.

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